UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 10, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

To:	Canadian Securities Administrators

Re:	Report of Voting Results for Annual Meeting of Shareholders of Methanex Corporation held on May 13, 2004 (the “Meeting”)

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to a vote at the Meeting and the report on the voting results is as follows:

1.	Election of Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company until the next Annual General Meeting:

Pierre Choquette Robert B. Findlay Brian D. Gregson R.J. (Jack) Lawrence David Morton A. Terence Poole John M. Reid Monica E. Sloan Graham D. Sweeney Anne L. Wexler

2.	Re-Appointment of Auditors

By a vote by way of show of hands, KPMG LLP was re-appointed auditors of the Company for the ensuing year.

3.	Remuneration of Auditors

By a vote by way of show of hands, the Company’s board of directors was authorized to fix the remuneration of the auditors.

“Randy Milner” Senior Vice President, General Counsel & Corporate Secretary